GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR SIX MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(UNAUDITED – PREPARED BY MANAGEMENT)

The financial statements for the six-month period ended February 28, 2011 have not been reviewed by the Company’s auditors.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

	FEBRUARY 28	AUGUST 31
	2011	2010
	(Unaudited)

ASSETS

Current
Cash	$387,495	$246,644
Short-term investments (Note 3)	705,000	1,650,000
Accounts receivable (Note 4)	98,231	74,060
Due from related parties (Note 10)	22,005	21,108
Prepaid expenses	6,493	22,085
	1,216,224	2,013,897

Exploration Advances	-	35,496
Mineral Property Acquisition Costs (Note 5)	334,773	334,773
Mineral Property Exploration Costs (Note 5)	8,394,949	7,754,997
Property and Equipment (Note 7)	86,577	93,064

	$10,035,523	$10,232,227

LIABILITIES

Current
Accounts payable and accrued liabilities	$91,690	$165,372

Employment Benefit Obligations	37,000	37,000
	128,690	202,372

SHAREHOLDERS’ EQUITY

Share Capital (Note 8)	22,315,152	21,928,143

Contributed Surplus (Note 8)	2,004,356	2,061,321

Deficit	(14,412,675)	(13,959,609)
	9,906,833	10,029,855

	$10,035,523	$10,232,227

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	3 MONTHS ENDED		6 MONTHS ENDED
	FEBRUARY 28, 2011	FEBRUARY 28, 2010	FEBRUARY 28, 2011	FEBRUARY 28, 2010

Expenses

Amortization	$ 5,151	$ 5,514	$ 10,139	$ 10,925
Automobile	832	662	1,233	1,421
Consulting fees	37,858	39,638	76,471	75,959
Foreign exchange loss	13,212	1,884	16,681	8,534
Investor relations	10,997	22,100	17,282	27,030
Management fees	30,000	30,000	60,000	60,000
Office and general	29,616	18,550	54,851	36,305
Professional fees	56,581	38,839	58,293	55,409
Rent and utilities	12,994	13,915	26,876	27,295
Transfer agent and filing fees	10,549	29,805	11,801	31,531
Travel	1,405	3,509	3,165	11,870
Wages and benefits	68,701	58,747	119,368	106,294
Loss Before Other Income	277,896	263,163	456,160	452,573

Other Income
Interest Income	(367)	(443)	(3,094)	(3,441)

Net Loss for the Period	277,529	262,720	453,066	449,132

Deficit, Beginning of Period	14,135,146	12,733,037	13,959,609	12,546,625

Deficit, End of Period	14,412,675	$ 12,995,757	14,412,675	$12,995,757

Loss Per Share – Basic and Diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted Average Number of Shares Outstanding – Basic and Diluted	76,460,651	67,271,545	72,522,432	63,994,787

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

	Common Shares				Total Shareholders’ Equity
	Without Par Value		Contributed
	Shares	Amount	Surplus	Deficit
Balance, August 31, 2009	60,934,037	19,133,783	1,569,184	(12,546,625)	8,156,342
Shares issue for Private placement	19,721,466	2,958,220	-	-	2,958,220
Share issue cost		(279,524)			(279,524)
Fair value of agent’s warrants	-	115,664	-	-	115,664
Stock based compensation	-	-	492,137	-	492,137
Net loss for the year	-	-	-	(1,412,984)	(1,412,984)
Balance, August 31, 2010	80,655,503	21,928,143	2,061,321	$(13,959,609)	$10,029,855
Stock options exercised	575,000	88,500	-	-	88,500
Fair value of options allocated to shares on exercise	-	56,965	(56,965)	-	-
Warrants exercised	966,174	241,544			241,544
Net loss for the period	-	-	-	(453,066)	(453,066)
Balance, February 28, 2011	82,196,677	$22,315,152	$2,004,356	$(14,412,675)	$9,906,833

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28		FEBRUARY 28
	2011	2010	2011	2010

Cash Provided By (Used For)

Operating Activities
Net loss for the period	$ (277,529)	$ (262,720)	$ (453,066)	$ (449,132)
Items not affecting cash:
Amortization	5,151	5,514	10,139	10,925
Change in non-cash working capital items:
Accounts receivable	(6,407)	22,515	(3,063)	124,295
Accounts due from related parties	(20,795)	-	(22,005)	-
Accounts payable and accrued liabilities	(38,472)	1,671	(73,682)	32,453
Prepaid expenses	15,584	1,114	15,592	8,018
Cash Used In Operating Activities	(322,468)	(231,906)	(526,085)	(273,441)

Investing Activities
Exploration Advances	35,496	10,961	35,496	23,461
Expenditures on mineral properties	(233,317)	(134,070)	(639,952)	(250,444)
Proceeds from redemption of short term investments	300,000	175,000	945,000	350,000
Purchase of property and equipment	(981)	(423)	(3,652)	(647)
	101,198	51,468	336,892	122,370

Financing Activities
Share issuances for cash	312,044	2,958,220	330,044	2,958,220
Share issue costs	-	(163,860)	-	(163,860)
	312,044	2,794,360	330,044	2,794,360

Increase In Cash	90,774	2,613,922	140,851	2,643,289

Cash And Cash Equivalents, Beginning Of Period	296,721	199,148	246,644	169,781

Cash And Cash Equivalents, End Of period	$ 387,495	$ 2,813,070	$ 387,495	$ 2,813,070

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(Unaudited – prepared by management)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) is incorporated under the Business Corporations Act of British Columbia.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”.

The Company is in the development stage and is in the process of exploring and developing its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for resources properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by The Canadian Institute of Chartered Accountants (“CICA”) and are stated in Canadian dollars unless otherwise noted. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. (inactive) of British Columbia. Significant inter-company balances and transactions have been eliminated on consolidation.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended August 31, 2010, and have been consistently followed in the preparation of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(Unaudited – prepared by management)

3.

SHORT-TERM INVESTMENTS

As at February 28, 2011, short–term investments in the amount of $ 705,000 (August 31, 2010 - $1,650,000) were comprised of Canadian investments in guaranteed investment certificates maturing on Mar 2, 2011 and effective interest rates of 0.8% (August 31, 2010 – 0.8%).

4.

ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	February 28	August 31
	2011	2010

Sales taxes recoverable	$ 88,386	$ 53,266
Interest receivable	4,218	6,582
Other receivable	5,627	14,212
	$ 98,231	$ 74,060

5.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

Detailed exploration expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 6. Property payments made on the Company’s mineral properties are included in the property descriptions below.

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257
Oteros, La Esperanza, La Hermosa	-
Bufalo, La Barranca	-
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123
Nopalera, Flor de Trigo	78,393
Corona, Beck, El Chamizal, El Canario, La Cruz	-
Las Trojas, La Gloria, Todos los Santos, Los Cantiles	-
$334,773

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(Unaudited – prepared by management)

5.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (continued)

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In April 2007, the Company signed an agreement to acquire the Todos Santos 50 hectare mining concession for approximately $25,000. As of August 31, 2010 the Company has paid $9,754 to bring the property into good standing with the Mexican authorities and a total of $15,000 to complete the acquisition.

In May 2007 and amended October 2007 and June 2010, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange. If the optionee has not listed its shares on a stock exchange by March 31, 2011 an additional $50,000 (paid) and 200,000 shares shall be payable to the Company.  The agreement will terminate if the optionee has not listed its shares on a stock exchange by March 31, 2012. As of November 30, 2010 the shares have not been listed on the stock exchange or been received.

During the year ended August 31, 2010, $74,298 in deferred expenditures related to certain mineral claims were written off.  While the Company will continue to hold these claims, management currently do not view them as priorities and does not currently intend to conduct any exploration activities on these claims in this year.

During the six months period ended February 28, 2011 the company has reached mutually acceptable terms for an option and joint venture agreement with a Mexican subsidiary of Agnico-Eagle Mines Ltd. Under the terms of the option agreement, Agnico's Mexican subsidiary has the right to earn a 51% interest in the Las Bolas and Los Hilos properties by spending $5,000,000 on the properties over a period of five years. The first year's work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by completing a feasibility study or by spending an additional $10,000,000 over another period of five years.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(Unaudited – prepared by management)

6.

EXPLORATION COSTS

	San Timoteo			Los Hilos		Corona
	La Reforma	Oteros	Bufalo	Las Bolas	Nopalera	El Chamizal	Other	Total

Balance August 31, 2010	$3,750,694	$-	$60,362	$3,481,528	$329,055	$107,624	$25,734	$7,754,997

Incurred during six month ended February 28, 2011
Assaying	-	-	-	104,106	175	-	-	104,281
Drilling	-	-	-	266,099	-	-	-	266,099
Geology and mapping	652	-	-	17,907	14,992	-	-	33,551
Property rights	6,090	1,806	10,281	2,136	3,252	463	1,977	26,005
Travel	6,549	-	-	3,254	1,935	2,117	121	13,976
Road construction and site	-	-	-	12,693	3,699	649	3,099	20,140
Facilities and other	19,261	-	-	47,083	55,202	35,676	18,175	175,899
Current costs	32,552	1,806	10,281	453,780	79,255	38,905	23,372	639,951

Balance, February 28, 2011	$3,750,694	$1,806	$70,643	$3,935,308	$408,310	$146,529	$49,106	$8,394,949

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(Unaudited – prepared by management)

6.

EXPLORATION COSTS (Continued)

	San Timoteo			Los Hilos		Corona
	La Reforma	Oteros	Bufalo	Las Bolas	Nopalera	El Chamizal	Other	Total

Balance August 31, 2009	$3,679,972	$15,549	$39,982	$2,866,997	$277,671	$65,181	$62,178	$7,007,530

Incurred during The year
Assaying	-	-	-	132,869	504	-	-	133,373
Drilling	-	-	-	135,984	-	-	-	135,984
Geology and mapping	220	-	-	109,609	-	-	514	110,343
Property rights	12,928	2,506	20,380	3,156	7,146	10,876	1,839	58,831
Travel	12,318	-	-	13,459	850	1,586	825	29,038
Road construction and site	3,637	-	-	53,902	9,456	-	-	66,995
Facilities and other	41,619	-	-	170,754	33,428	29,981	11,419	287,201
Expenditures in the year	70,722	2,506	20,380	619,733	51,384	42,443	14,597	821,765
Write down	-	(18,055)	-	(5,202)	-	-	(51,041)	(74,298)
Balance, August 31, 2010	$3,750,694	$-	$60,362	$3,481,528	$329,055	$107,624	$25,734	$7,754,997

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(Unaudited – prepared by management)

7.

PROPERTY AND EQUIPMENT

	FEBRUARY 28, 2011
		ACCUMULATED
	COST	AMORTIZATION	NET
Equipment	$85,648	$45,533	$40,115
Vehicles	91,416	63,871	27,545
Land	18,917	-	18,917
	$195,981	$109,404	$86,577

	AUGUST 31, 2010
		ACCUMULATED
	COST	AMORTIZATION	NET
Equipment	$81,996	$42,187	$39,809
Vehicles	91,416	57,078	34,338
Land	18,917	-	18,917
	$192,329	$99,265	$93,064

8.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

In January 2010, the Company closed a non-brokered private placement of 12,641,466 units at a price of $0.15 per unit. Each unit consisted of one share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.

Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Company’s agents received a commission of $112,500 in cash and 742,000 agent’s warrants exercisable at $0.25 per share for two years valued at $78,994 (risk-free interest rate of 2.24%, dividend yield of Nil, volatility factor of 130.38%, an expected life of 2 years).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(Unaudited – prepared by management)

8.

SHARE CAPITAL (continued)

In February 2010, the Company closed a non-brokered private placement of 7,080,000 units at a price of $0.15 per unit. Each unit consisted of one share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.

Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Company’s agents received a commission of $51,360 in cash and 342,400 agent’s warrants exercisable at $0.25 per share for two years valued at $36,670 (risk-free interest rate of 2.24%, dividend yield of Nil, volatility factor of 131.22%, an expected life of 2 years).

a)

Outstanding Warrants

As at February 28, 2011, there were 9,978,959 (August 31, 2010 – 10,945,133) share purchase warrants outstanding as follows:

	Exercise	Number of
Expire date	Price	Warrants
January 21, 2012	$0.25	6,146,559
February 13, 2012	$0.25	3,832,400

A summary of changes in share purchase warrants is presented below:

	Number of	Exercise
	Warrants	Price
Outstanding and exercisable at August 31, 2009	-	-
Warrants granted	10,945,133	$0.25
Outstanding and exercisable at August 31, 2010	10,945,133	$0.25
Warrants exercised	(966,174)	$0.25
Outstanding and exercisable at February 28, 2011	9,978,959	$0.25

Subsequent to February 28, 2011, 9,919,768 warrants were exercised and 59,191 warrants expired unexercised.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(Unaudited – prepared by management)

8.

SHARE CAPITAL (Continued)

b)

Stock Options

The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.55% dividend yield of nil, volatility factor of 102.63%, and a weighted average expected life of the options of 5 years.

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2009	5,470,000	$ 0.31
Expired	(515,000)	0.30
Granted	2,700,000	0.25
Cancelled	(230,000)	0.35
Balance, August 31, 2010	7,425,000	$ 0.29
Exercised	(575,000)	0.12
Balance, February 28, 2011	6,850,000	$ 0.29

The following summarizes information about stock options outstanding at February 28, 2011:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	WEIGHTED			WEIGHTED
	AVERAGE	WEIGHTED		AVERAGE	WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	REMAINING	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	CONTRACTUAL	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	LIFE	PRICE

6,850,000	2.30 years	$ 0.30	6,850,000	2.30 years	$ 0.30

Subsequent to February 28, 2011, 50,000 options with an exercise price of $0.35 were exercised.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(Unaudited – prepared by management)

9.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at February 28, 2011, the classification of the financial instruments, as well as their carrying values are shown in the table below:

	LEVEL	HELD FOR TRADING	LOANS AND RECEIVABLES/ AMORTIZED COST	TOTAL CARRYING VALUE	FAIR VALUE/ AMORTIZED COST
Financial assets
Cash	1	$ 387,495	$ -	$ 387,495	$ 387,495
Short term investments	1	705,000	-	705,000	705,000
Other receivable	3	-	9,845	9,845	9,845
Due from related parties	3	-	22,005	22,005	22,005
		$ 1,092,495	$ 31,850	$ 1,124,345	$ 1,124,345
Financial liabilities
Accounts payable and accrued liabilities	3	$ -	$ (91,690)	$ (91,690)	$ (91,690)
Employment benefit obligations	3	$ -	(37,000)	(37,000)	(37,000)
		$ -	$ (128,690)	$ (128,690)	$ (128,690)

The carrying values of the Company’s accounts receivable, accounts payable and accrued liabilities were a reasonable approximation of fair value.

The Company has determined the estimated fair values of its financial instruments based on the following fair value valuation hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(Unaudited – prepared by management)

9.

FINANCIAL INSTRUMENTS (Continued)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit and Interest Rate Risk

The Company is primarily exposed to credit risk on its bank accounts and short term investments. Credit and interest rate risk exposure are limited by placing its cash with Canadian high-credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash. The Company believes that these sources will be sufficient to cover the expected cash requirements.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk and commodity price risk.

The Company operations in Canada and Mexico are subject to foreign currency fluctuations. The Company’s operating expenses and expenditures are incurred in Canadian dollars and Mexican Pesos, and the fluctuation of the Canadian dollar in relation to Mexican Peso will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(Unaudited – prepared by management)

9.

 FINANCIAL INSTRUMENTS (Continued)

Financial assets and liabilities denominated in currencies other than the Canadian dollar were as follows:

FEBRUARY 28, 2011
	Financial	Financial
	Assets	Liabilities
U.S. Dollar	$ 122,403	$ 19,946
Mexican Peso	$ 107,466	$ 81,051

Based on the above net exposures at February 28, 2011, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against The U.S. Dollar and the Mexican Peso would result in an increase/decrease of $12,887 in the Company’s loss from operations.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices as they relate to precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

10.

CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration stage mineral properties. The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and future development of mineral properties.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs. The Company will spend existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011 AND 2010

(Unaudited – prepared by management)

10.

CAPITAL DISCLOSURES (Continued)

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company considers the items included on the balance sheet in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

11.

RELATED PARTY TRANSACTIONS

a)

During the six months ended February 28, 2011, the Company paid $60,000 (2010 - $60,000) recorded as management fees for geological and management services to a company controlled by a director.

b)

During the six months ended February 28, 2011, the Company paid $24,205 (2010 - $23,522) in respect of office and administration costs to a management company controlled by a director of the Company.

c)

During the six months ended February 28, 2011, the Company paid $30,000 (2010 - $30,000) in consulting fees to a director of the Company.

d)

Due from related party consist of $22,005 (2010 - $21,108) due from directors and companies controlled by directors.